SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CENTERLINE HOLDING COMPANY

(Name of the Issuer)

CENTERLINE HOLDING COMPANY

(Name of Persons Filing Statement)

Common Stock, No Par Value

(Title of Class of Securities)
15188T108
(CUSIP Number of Class of Securities)

Centerline Holding Company
100 Church Street
New York, New York 10007
212-317-5700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

COPIES TO:
Michael L. Zuppone
Paul Hastings LLP
75 East 55th Street
New York, NY 10022
(212) 318 6000

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,500,000	$204.60

(1)	The transaction value relates to a 1-for-5,000 reverse stock split, pursuant to which all holders of fewer than 5,000 shares before the reverse stock split will be cash-out by the issuer at a cash-out price of $0.07 per pre-reverse stock split share (the “Cash-Out Price”), followed by a 35-for-1 forward stock split, with any resulting fractional shares also being purchased at the Cash-Out Price. The transaction value represents an estimate of the maximum value of the fractional shares that will be purchased at the Cash-Out Price.
(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00013640 multiplied by the Transaction Valuation.
☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Centerline Holding Company (the “Company”).

The Company intends to engage in a transaction that is structured to reduce the number of record holders of its common shares to fewer than 300, thereby enabling it to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend its duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”) under Section 15(d) of the Exchange Act. This will eliminate the significant expense required to comply with the reporting and related requirements of being a public reporting company and is often referred to as a “going private” transaction. To accomplish its “going private” transaction, it will:

º	effectuate a reverse stock split, whereby each 5,000 of its common shares outstanding on the effective date of the reverse stock split will be converted into one whole common share and, in lieu of issuing any fractional shares to shareholders owning fewer than 5,000 pre-reverse stock split shares, make a cash payment equal to $0.07 per pre-reverse stock split share to such shareholders (the “Reverse Stock Split”); and
º	immediately following the Reverse Stock Split, effectuate a forward stock split of the common shares for persons who hold at least one common share after the Reverse Stock Split, whereby all post-Reverse Stock Split common shares held by such shareholders (including fractional shares) will be converted into a number of its common shares equal to such number of post-Reverse Stock Split common shares multiplied by 35 (the “Forward Stock Split”), make a cash payment equal to $0.07 per pre-Reverse Stock Split share to cash out any fractional shares resulting from the Forward Stock Split (the “Post-Forward Split Fractional Share Purchase” and, together with the Reverse Stock Split and the Forward Stock Split, the “Transaction”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a disclosure statement (the “Disclosure Statement”) pursuant to Section 13(e) of the Exchange Act relating to the Transaction as Exhibit (a)(3) to this Schedule 13E-3.

This Schedule 13E-3 incorporates by reference the information contained in the Disclosure Statement in answer to the items of Schedule 13E-3. The information set forth in the Disclosure Statement is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Disclosure Statement.

Item 1. Summary Term Sheet.

The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

Item 2. Subject Company Information.

(a) Name and Address.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“CENTERLINE INFORMATION—Centerline”

(b) Securities.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“CENTERLINE INFORMATION—Company Securities”

(c) Trading Market and Price.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“CENTERLINE INFORMATION—Company Securities—Trading Prices of Our Common Shares”

(d) Dividends.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“CENTERLINE INFORMATION—Company Securities—Dividends”

(e) Prior Public Offerings.  None.

(f) Prior Stock Purchases.  None.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“CENTERLINE INFORMATION—Centerline”

“CERTAIN INFORMATION RELATING TO ANDREW L. FARKAS”

The Company is the subject company and the filing person of this Schedule 13E-3.

(b) Business and Background of Entities.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“CENTERLINE INFORMATION—Centerline”

“CERTAIN INFORMATION RELATING TO ANDREW L. FARKAS”

(c) Business and Background of Natural Persons.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“CENTERLINE INFORMATION—Information Relating to Our Trustees and Executive Officers”

“CERTAIN INFORMATION RELATING TO ANDREW L. FARKAS”

Item 4. Terms of the Transaction.

(a)(2) Material Terms.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

“SPECIAL FACTORS”

“OTHER MATTERS RELATED TO THE TRANSACTION”

(c) Different Terms.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

“SPECIAL FACTORS”

“OTHER MATTERS RELATED TO THE TRANSACTION—Potential Conflicts of Interest”

(d) Appraisal Rights.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER MATTERS RELATED TO THE TRANSACTION—No Appraisal or Dissenters’ Rights”

(e) Provisions for Unaffiliated Security Holders.  None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Transaction”

“CENTERLINE INFORMATION—Certain Relationships and Related Transactions”

(b) Significant Corporate Events.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Transaction”

(c) Negotiations or Contacts.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Transaction”

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“CENTERLINE INFORMATION—Agreements Involving Centerline’s Securities”

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Material Terms”

“SPECIAL FACTORS—Effects of the Transaction”

“OTHER MATTERS RELATED TO THE TRANSACTION—Source and Amounts of Funds”

(c)(1)-(8) Plans.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

“SPECIAL FACTORS”

“CENTERLINE INFORMATION—Company Securities”

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Transaction”

“SPECIAL FACTORS—Material Terms”

“SPECIAL FACTORS—Purpose and Reasons for the Transaction”

(b) Alternatives.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Transaction”

“SPECIAL FACTORS—Alternatives to the Transaction”

(c) Reasons.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Transaction”

“SPECIAL FACTORS—Purpose and Reasons for the Transaction”

(d) Effects.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

“SPECIAL FACTORS—Effects of the Transaction”

“OTHER MATTERS RELATED TO THE TRANSACTION—Material U.S. Federal Income Tax Consequences”

Item 8. Fairness of the Transaction.

(a) Fairness.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fairness of the Transaction”

(b) Factors Considered in Determining Fairness.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Transaction”

“SPECIAL FACTORS—Purpose and Reasons for the Transaction”

“SPECIAL FACTORS—Fairness of the Transaction”

(c) Approval of Security Holders.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER MATTERS RELATED TO THE TRANSACTION—Shareholder Approval Not Required”

(d) Unaffiliated Representative.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Transaction—Procedural Fairness of the Transaction”

(e) Approval of Directors.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Transaction—Procedural Fairness of the Transaction”

(f) Other Offers.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Transaction—Substantive Fairness”

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fairness of the Transaction—Procedural Fairness of the Transaction”

(b) Preparer and Summary of the Report, Opinion or Appraisal.  Not Applicable.

(c) Availability of Documents.  Not Applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)-(d) Source of Funds; Conditions; Expenses; Borrowed Funds.  The information set forth in the Disclosure Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

“OTHER MATTERS RELATED TO THE TRANSACTION—Source and Amounts of Funds”

Item 11. Interests in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“CENTERLINE INFORMATION—Security and Voting Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“CENTERLINE INFORMATION—Recent Transactions in Our Common Shares”

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction.  Not Applicable.

(e) Recommendations of Others.  Not Applicable.

Item 13. Financial Statements.

(a) Financial Information.  The information set forth in the Disclosure Statement under the following caption is incorporated herein by reference:

“FINANCIAL AND OTHER INFORMATION”

(b) Pro Forma Information.  Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  Not applicable.

(b) Employees and Corporate Assets.  The Company’s regularly employed management staff have participated in the organization, direction and preparation of this Schedule 13E-3 and the Disclosure Statement for use in consummating the Transactions.

Item 15. Additional Information.

(b) Other Material Information.  The entirety of the Disclosure Statement, including each Exhibit thereto, is incorporated herein by reference.

Item 16. Exhibits.

The Exhibit Index appearing after the signature page to this Schedule 13E-3 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTERLINE HOLDING COMPANY

By:	/s/ Robert L. Levy
Name:	Robert L. Levy
Title:	President and Chief Operating Officer
Date:	February 13, 2013

EXHIBIT INDEX

Exhibit No.	Document
(a)(3)	Disclosure Statement of the Company dated as of February 13, 2013 (filed herewith).
(a)(5)(i)	Financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (incorporated by reference to such report filed with the SEC on March 29, 2012).
(a)(5)(ii)	Financial statements and notes thereto included in the Company’s Quarterly Report on Form
10-Q for the quarter ended September 30, 2012 (incorporated by reference to such report filed with the SEC on November 19, 2012).
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.